December 21, 2009

Richard Pfordte Branch Chief Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dblaine Investment Trust, Registration Statement; file Nos. 333-162536 and 811-22340

Dear Mr. Pfordte:

On November 2, 2009, Dblaine Investment Trust (the “Trust”), filed its initial Registration Statement on Form N-1A.  On December 17, 2009, you provided oral comments regarding the filing to Marc Collins.  Please find below the Trust's responses to these comments.

Prospectus Front and Back Cover Pages

Comment 1 -  Item 1(a) (2) of Form N-1A requires that the ticker symbol for each class of shares be included on the cover page. Please confirm that ticker symbols, if obtained, will be included on the cover page.

Response 1 – The Fund's ticker symbol, when obtained,  will be included on the cover page.

Prospectus

Comment 2 -  In the Principal Strategy disclosure, please delete the term “generally” and list the equity securities in which the Fund will invest. Please explain how the Fund will achieve its investment objective of income.

Response 2 -  The requested change has been made with regard to listing the equity securities in which the Fund may invest and additional disclosure has been added to indicate that the Fund will generate income through dividends received from dividend-paying equity securities.

Comment 3 -  The prospectus states that the Adviser uses three strategies, “and through additional analysis and screening,” selects the companies in which the Fund invests. Please summarize the additional analysis and screening process, rather than disclosing a few examples.

Response 3 – Revisions have been made to indicate that the initial screening is quantitative and the additional analysis is more technical in nature.

Comment 4 -  Please summarize the fundamental and technical analysis the Adviser performs to select the stocks in which the Fund invests. Does this analysis differ from the earlier screening process?

Response 4 - Revisions have been made to indicate that the initial screening is quantitative and the additional analysis is more technical in nature.  In addition, disclosure has been added to explain the nature of the technical screening process.

Comment 5 - Portfolio turnover is disclosed as a principal risk, yet the strategy section does not discuss why the Fund will have a high turnover. Please disclose and explain the strategy that produces a high portfolio turnover.

Response 5 – We believe  that the strategy and the resulting turnover is adequately disclosed in the last paragraph of the "principal Investment Strategies" section.

Comment 6 -  The strategy and risk summary does not disclose that the Fund may invest in emerging market countries, yet emerging market risk is disclosed later in the prospectus as a principal risk. Please reconcile this disclosure.

Response 6 –   After consulting with the Adviser, references to investment in emerging markets and the related risks have been deleted.

Comment 7 - Under “Principal Risk,” the prospectus refers to “foreign currency risk,” yet that risk is not mentioned in the Item 4 Summary. Please reconcile the disclosure.

Response 7 –  After consulting with the Adviser, references to foreign currency transactions and the related risks have been deleted.

Comment 8 - The prospectus discloses that the Fund may invest in ETFs “and other investment companies.” Please disclose the type of other investment companies in which the Fund may invest. Will the Fund invest in these funds and the ETFs in lieu of investing in equity securities directly, and what screening process is employed to select the funds and ETFs in which the Fund will invest?

Response 8 – Additional disclosure has been added to the prospectus to indicate that the Fund may invest in open and closed end mutual funds as well as ETFs, and that the Adviser may use investment companies to gain exposure to certain markets or sectors in which the Adviser cannot identify a suitable common stock issuer.

Comment 9 - Under “Portfolio Manager,” please delete the concluding clause of the second sentence, namely, “and is responsible for the day-to-day management of the Fund.”

Response 9 – The requested change has been made.

Comment 10 – Under the heading “Tax Information,” please delete the following language from the first sentence: “[w]hether you reinvest your distributions in additional Fund shares or receive them in cash.”

Response 10 – The requested change has been made.

Comment 11 - The section of the prospectus that discloses the related performance of the portfolio manager should be revised so the heading refers specifically to this information as the performance of the portfolio manager with respect to similar accounts. Also, please disclose that the performance information includes all the accounts managed by the portfolio manager with regard to substantially similar investment objectives and strategies. The performance results, the prospectus states, have been restated to take into account the expense ratio of the Fund. Please disclose that this restatement lowers the performance results.

Response 11 – The requested changes have been made.

Comment 12 - Please disclose that the Fund will use readily available market prices to value securities, unless they are unavailable. Please disclose that the Fund will use fair value to value securities for which market prices are not readily available.

Response 12 – The requested changes have been made.

Comment 13 - The prospectus discloses that certain brokers may enter into arrangements with the Fund whereby the brokers become agents of the Fund for purposes of Rule 22c-1 under the 1940 Act. Please revise the disclosure under the section “When an order is processed” to state that an investor gets the net asset value next determined after the Fund (or its authorized agent) receives the purchase order. Please make corresponding changes to the section pertaining to redemptions.

Response 13 –  The requested changes have been made.

Comment 14 - The prospectus discloses the Fund’s distribution arrangements in several locations. Please disclose the information required by Item 12 in one place in the prospectus. See General Instruction C.3.(a) to Form N-1A.

Response 14 – The requested change has been made.

Statement of Additional Information (SAI)

Comment 15 - The SAI defines equity securities in a manner that varies from the definition in the prospectus. Please reconcile the disclosure.

Response 15 – Revisions have been made to reconcile the definition of equity security in both the prospectus and the SAI.  Equities that are part of the principal strategy are identified as such.

Comment 16 - The SAI discloses that the Fund may invest in derivatives. Please disclose whether the Fund will invest in derivatives for hedging or speculative purposes. Please disclose the percentage limit, if any, on the amount of assets the Fund may invest in derivatives.

Response 16 – While it is the Adviser's current intent to only use derivatives on a very limited basis, and then only to maintain market exposure while proceeds from liquidated positions are pending, the Adviser may find it useful to use other derivatives on a very limited basis under special circumstances.  Accordingly, the Adviser opts to maintain the current SAI disclosure and include a new introductory paragraph explaining the very limited proposed use.

Comment 17 - Please distinguish principal from non-principal investments of the Fund.

Response 17 –  The requested change has been made.

Comment 18 - The SAI discloses that the Fund may engage in lending portfolio securities. The SAI further discloses that the Fund may lend up to one-third of its assets. Please advise the staff why this strategy does not constitute a principal strategy of the Fund. Please disclose whether the collateral provided by the borrower of the securities is subject to market or interest rate risk. Please disclose whether the interest received on lending will be shared with third parties.

Response 18 –  After consultation with the Adviser, references to securities lending have been deleted as a strategy.  However, it will remain a possible strategy in the "fundamental policies section" in order to maintain flexibility to add this as a strategy in the future without shareholder approval.

Comment 19  - The SAI discloses that the Fund may sell securities short up to an amount not exceeding fifty percent of the Fund’s assets. Please advise the staff why that strategy does not constitute a principal strategy of the Fund. Also, please confirm that the estimated costs of selling short are included in the fee table in the “other” expense line item.

Response 19 – After consultation with the Adviser, references to selling securities short have been changed to 5% of the Fund's assets.  The costs of short sales have been included in the Fund's other expenses, although the Adviser does not currently plan to invest in short sales.

Comment 20 - The beginning of the SAI discloses that the Fund is a diversified series, yet the SAI omits any diversification policy or statement that its status may not be changed to non-diversified without a shareholder vote. Please revise the SAI appropriately.

Response 20 – The requested change has been made regarding the diversified status of the Fund.

Comment 21 - Please revise the non-fundamental restriction concerning pledging of assets to state that the Fund will not pledge more than one third of its assets.

Response 21 – The requested change has been made.

Comment 22 - The Fund has a policy not to purchase additional securities when borrowings equal 30 percent of its assets. Please revise the prospectus and SAI to disclose the Fund’s strategy concerning leverage, or revise the policy to state that the Fund will not make investments when borrowings exceed five percent of total assets.

Response 22 – The requested change has been made.

*     *     *     *

On behalf of the Trust, The Trust has authorized us to acknowledge to you that:

1.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Marc Collins at 513-352-6774.

Sincerely,

Thompson Hine LLP